EXHIBIT 12.1
EOG RESOURCES, INC.
Statement of Computation of Ratios of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(In Thousands)
(Unaudited)

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003

EARNINGS AVAILABLE FOR FIXED CHARGES:
Net Income Before Cumulative Effect of Change in Accounting Principle (1)	$419,162	$1,089,918	$1,299,885	$1,259,576	$624,855	$437,276
Less: Capitalized Interest Expense	(19,533)	(29,324)	(19,900)	(14,596)	(9,631)	(8,541)
Add: Fixed Charges	51,732	96,228	80,050	90,933	83,264	78,138
Income Tax Provision	198,333	540,950	612,756	705,561	301,157	216,600

EARNINGS AVAILABLE	$649,694	$1,697,772	$1,972,791	$2,041,474	$999,645	$723,473

FIXED CHARGES:
Interest Expense	$20,523	$45,628	$43,158	$62,506	$63,128	$58,711
Capitalized Interest	19,533	29,324	19,900	14,596	9,631	8,541
Capitalized Expense Related to Indebtedness	697	1,150	1,655	2,381	1,994	3,477
Rental Expense Representative of Interest Factor	10,979	20,126	15,337	11,450	8,511	7,409

TOTAL FIXED CHARGES	51,732	96,228	80,050	90,933	83,264	78,138
Preferred Stock Dividends on a Pre-tax Basis	653	9,970	16,179	11,595	16,142	16,497

COMBINED TOTAL FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$52,385	$106,198	$96,229	$102,528	$99,406	$94,635

RATIO OF EARNINGS TO FIXED CHARGES	12.56	17.64	24.64	22.45	12.01	9.26

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	12.40	15.99	20.50	19.91	10.06	7.64

(1)	EOG adopted Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” on January 1, 2003.